CORPORATE CONSULTING AGREEMENT

This Agreement ("Agreement") dated SEPT 5TH, 2007 is by and between Frontier Energy Corp., a Nevada corporation (FRGY) (the "Company")and REBA DUGGAN 2163 Gulf Dr. Mt. Pleasant, SC, 29466

WHEREAS, the Company is engaged in development/drilling/production of oil and gas concessions.

WHEREAS, CONSULTANT is engaged in providing business services for publicly-traded companies.

WHEREAS, the Company desires to obtain the benefits of CONSULTANT's experience and know-how, and accordingly, the Company has offered to engage CONSULTANT to render consulting and advisory services to the Company on the terms and conditions hereinafter set forth.

WHEREAS, CONSULTANT desires to accept such engagement upon such terms and conditions hereinafter set forth.

NOWTHEREFORE in consideration of the foregoing, the parties agree as follows:

Section 1.   **SERVICES RENDERED**

CONSULTANT:

1. Shall source viable oil/gas prospects/properties.
2. Shall give us ideas on improving our web site and current corporate marketing data.
3. Will assist client in writing a abusiveness plans

Section 2.   **COMPENSATION**

(a) CASH. The Company is not paying Consultant any cash compensation.

(b) OTHER COMPENSATION. The Company will give the Consultant, a stock option from its S8 stock option pool, one million (1,000,000) of its freely tradable Common Stock at $.001/share

(c) REIMBURSEMENT OF EXPENSES. The Company shall reimburse Consultant for those reasonable and necessary out-of-pocket expenses (including but not limited to travel, transportation, lodging, meals, postage, etc.) which have been incurred by Consultant in connection with the rendering of services hereunder. Any reimbursement to be made by the Company pursuant to this Section shall be made following submission to the Company by Consultant of reasonable documentation of the expenses incurred.

Section 3.   **RELATIONSHIP OF PARTIES**

This Agreement shall not constitute an employer-employee relationship. It is the intention of each party that CONSULTANT shall be an independent contractor and not an employee of the Company. All compensation paid to CONSULTANT shall constitute earnings to CONSULTANT and be classified as normal income. The Company shall not withhold any amounts there from as U.S. federal or state income tax withholding, or as employee contribution to Social Security or any other employer withholding applicable under state or federal law.

Section 4.   **TERM**

The term of this Agreement shall be six(6) months commencing SEPT 5TH, 2007.

Section 5.   **TERMINATION**

This Agreement may be terminated by either party with cause only, and only under the following circumstances: when either party (i) knowing and willfully breaches any term(s) of this Agreement, or *(ii)* knowing and willfully commits any act(s) related to the normal conduct of business which are unlawful, or any serious criminal action as promulgated pursuant to local, state, or federal law or laws governing the sovereignty of Israel.

Termination of the Agreement does not relieve the Company of its obligation to remunerate CONSULTANT pursuant to the terms of this Agreement. Upon termination, any outstanding remuneration due CONSULTANT for services rendered shall be paid within 3 (three) business days following termination.

Section 6   **GOVERNING LAW**

Any controversy, claim or dispute arising from the interpretation of this Agreement, or breach thereof, shall settled by arbitration in Las Vegas , Nevada in accordance with the rules of the American Arbitration Association there in effect, except that the parties thereto shall have any right to discovery as would permitted by the Federal Rules of Civil Procedure. The prevailing Party shall be entitled to reimbursement of actual costs and attorney's fees from the arbitration and the decision of the Arbitrator(s) shall be final.

Section 7   **ASSIGNABILITY**

This Agreement and the rights and obligations of the parties hereto shall bind and inure to the benefit of CONSULTANT and its legal representatives and heirs and the Company and any successor or successors of the Company by reorganization, merger, or consolidation and any assignee of all or substantially all of its business and properties, but, except as to any such legal representatives or heirs of CONSULTANT or successor or assignee of the Company, neither this Agreement nor any rights or benefits hereunder may be assigned by the Company or the Executive. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8   **ENTIRE AGREEMENT**

This Agreement constitutes the entire agreement of the Company and the CONSULTANT as to the subject matter hereof, superseding all prior written and prior or contemporaneous oral understanding or agreements, including any previous agreements, or understandings with respect to the subject matter covered in this Agreement. This Agreement may not be modified or amended, nor may any right be waived, except by a writing which expressly refers to this Agreement, states that it is intended to be a modification, amendment, or waiver and is signed by both parties in the case of a modification or amendment or by the party granting the waiver. No course of conduct or dealing between the parties and no custom or trade usage shall be relied upon to vary the terms of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

Frontier Energy Corp.



Title:

REBA DUGGAN